EXHIBIT 99.2: PRESS RELEASE
LDK Solar Provides an Interim Update on its Polysilicon Plant Construction
     XINYU CITY, China and SUNNYVALE, Calif., October 14, 2008 — LDK Solar Co., Ltd. (NYSE:LDK), a manufacturer of multicrystalline solar wafers, today provided an update on the progress on the construction of its 1,000 metric ton (MT) annualized capacity polysilicon plant.
     Equipment installation for the 1,000 MT annualized capacity polysilicon plant has been completed and plant process commissioning has commenced. To date, installation has been completed of eight reactors and one converter in the reactor/converter station, and eight distillation/purification columns, heat exchangers and associated piping in the TCS purification station. The 10kV utility power substation, 10kV process power station, and 110kV/10kV switchgear are operational.
     The anticipated polysilicon production levels in the fourth quarter of 2008 will be updated in a separate announcement as the entire manufacturing system continues to progress through the startup and commissioning phase. Additionally, LDK Solar remains confident in its 15,000 MT polysilicon plant construction progress and reiterates its plans to produce between 5,000 and 7,000 MT of polysilicon in 2009.
     “We are pleased with the progress made to date on our aggressive schedule for the construction of our polysilicon plants and to continue to work on the long term productivity and safety issues of our new factory,” commented Xiaofeng Peng, Chairman and CEO of LDK Solar. “We would like to recognize the hard work and contributions made by our employees during the construction of the polysilicon plants and in readying the facilities to ramp polysilicon production.”
About LDK Solar
LDK Solar Co., Ltd. is a manufacturer of multicrystalline solar wafers, which are the principal raw material used to produce solar cells. LDK sells multicrystalline wafers globally to manufacturers of photovoltaic products, including solar cells and solar modules. In addition, LDK Solar provides wafer processing services to monocrystalline and multicrystalline solar cell and module manufacturers. LDK’s headquarters and manufacturing facilities are located in Hi-Tech Industrial Park, Xinyu City, Jiangxi province in the People’s Republic of China. LDK Solar’s office in the United States is located in Sunnyvale, California.
Safe Harbor Statement
This press release contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this announcement are forward-looking statements, including but not limited to, LDK Solar’s ability to raise additional capital to finance LDK Solar’s activities; the effectiveness, profitability, and marketability of its products; the future trading of the securities of LDK Solar; the ability of LDK Solar to operate as a public company; the period of time for which its current liquidity will enable LDK Solar to fund its operations; LDK Solar’s ability to protect its proprietary information; general economic and business conditions; the volatility of LDK Solar’s operating results and financial condition; LDK Solar’s ability to attract or retain qualified senior management personnel and research and development staff; and other risks detailed in LDK Solar’s filings with the Securities and Exchange Commission. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about LDK Solar and the industry. These statements are based upon information available to LDK Solar’s management as of the date hereof. Actual results may differ materially from the anticipated results because of certain risks and uncertainties.
LDK Solar undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although LDK Solar believes that the expectations expressed in these forward-looking statements are reasonable, they cannot assure you that their expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results.
For more information contact:
Lisa Laukkanen
The Blueshirt Group for LDK Solar
lisa@blueshirtgroup.com
+1-415-217-4967
Jack Lai
Executive VP and CFO
LDK Solar Co., Ltd.
IR@ldksolar.com
+1- 408-245-8801